May 16, 2013

BY EDGAR TRANSMISSION

AND ELECTRONIC TRANSMISSION

David L. Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DSP Group, Inc.
Definitive Additional Soliciting Materials
Filed on May 13, 2013
File No. 001-35256

Dear Mr. Orlic:

In connection with the letter dated May 14, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced definitive additional soliciting materials, DSP Group, Inc., a Delaware corporation (the “Company”), is providing you with the following information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s response set forth below corresponds to the numbering in the Comment Letter.

We believe that Our Nominees Will Better Serve Shareholders and the Company, page 37

1.	We note your disclosure that Norman Rice II is “Managing Partner of Newcastle Capital Group, LLC, a private equity firm with whom Starboard have a history of collaborating on activist activities and electing board nominees.” We understand that Starboard has no relationship with this firm, or any relationship with Mr. Rice prior to this solicitation, although Starboard may have a relationship with Newcastle Partners, L.P, which we understand is an entity unrelated to Newcastle Capital Group, LLC. Please provide support for the quoted statement, or tell us how you plan to address this in your filings.

David Orlic

Securities and Exchange Commission

May 16, 2013

Page Two

Response: The Company agrees that an inadvertent error was made with respect to the two entities and will not repeat such an error in future filings.

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In connection with the Company’s responses in this letter, it acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 011-972-99529699, or Bruce Mann and Jaclyn Liu, counsels to the Company at 415-268-7584 and 415-268-6722, respectively.

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:	Bruce Mann, Esq., Morrison & Foerster LLP
Jaclyn Liu, Esq., Morrison & Foerster LLP